[redacted]

12013259

UNITEDSTATES
SECURITrESANDEXCHANGECOMMISSION
Washington,D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67109

FACING PAGE
Information Required of Brol{ers and Dealers Pur·suant to Section 17 of the Secul'ities Exchange Act of 1934 and Rule 17a-5 Ther·eunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 AND ENDTNG 12/31/011
MM/DD/YY MMfi)D/YY

A.REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IndieVest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1416 North La Brea
(No. and Street)

Los Angeles, CA 90028
(City) (State) (Zip Code)

NAME AND TELEPHONE NIJMRF.R OF PERSON TO CONTACT IN RF:GARD TO THIS REPORT
Shelley Aikens 916-276-6804
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak LLP
(Name – *if iudil>idllal, stale last, first, middle uame*)

10960 Wilshire Boulevard, Suite 700, Los Angeles, CA 90024
(Address) (City) (Stale) (Zip Code)

CHECK ONE:

Certified Public Accountant
X Public Accountant
D Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained In this form are not required to respond unless the form displays a currently valid OMB controlnumber.

OATH OR AFFIRMATION

I, Wade Bradley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IndieVest Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

M. LAMORIE
Commission # 1872354
Notary Public - California
Los Angeles County
My Comm. Expires Dec 26, 2013

Notary Public

Signature

President
Title

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 22ND day of Feb, 20 12, by Wade Bradley
~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature:

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ⑤ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ⑤ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ⑤ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ⑤ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ⑤ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ⑤ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
IndieVest Securities, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of IndieVest Securities, Inc. (a wholly-owned subsidiary of IndieVest, Inc.) (the "Company") as of December 31, 2011 and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses, and therefore there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SingerLewak LLP

SingerLewak LLP

Los Angeles, California
February 22, 2012

INDIEVEST SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF INDIEVEST, INC.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

INDIEVEST SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INDIEVEST, INC.)
CONTENTS
December 31, 2011

SingerLewak LLP

www.SingerLewak.com

Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego
Silicon Valley

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
IndieVest Securities, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of IndieVest Securities, Inc. (a wholly-owned subsidiary of IndieVest, Inc.) (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IndieVest Securities, Inc. (a wholly-owned subsidiary of IndieVest, Inc.) as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

SingerLewak LLP

SingerLewak LLP

Los Angeles, California
February 22, 2012

INDIEVEST SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INDIEVEST, INC.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash	$	6,379
Commission receivable		367,500
Prepaid expenses		19,852
Total assets	**$**	**393,731**

Contingencies

STOCKHOLDER'S EQUITY

Preferred Stock - $.0001 par value, 10,000,000 shares authorized; zero shares outstanding at December 31, 2011	$	-
Common Stock - $.0001 par value, 20,000,000 shares authorized; 10,000,000 shares outstanding at December 31, 2011		1,000
Additional paid-in capital		185,103
Retained earnings		207,628
Total stockholder's equity	**$**	**393,731**

The accompanying notes are an integral part of these financial statements.

INDIEVEST SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INDIEVEST, INC.)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

Revenues	
Commission revenue	$ 60,000
Total revenue	60,000
Expenses	
Occupancy	18,050
Professional fees	11,400
Taxes, licenses and registrations	20,977
Utilities	12,000
Miscellaneous expenses	169
Total expenses	62,596
Net loss from operations	$ (2,596)

The accompanying notes are an integral part of these financial statements.

INDIEVEST SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF INDIEVEST, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2011

	Common Stock		Paid-in	Retained	Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2010	10,000,000	$ 1,000	$ 144,404	$ 210,224	$ 355,628
Capital contributions	-	-	40,699	-	40,699
Net loss from operations	-	-	-	(2,596)	(2,596)
Balance, December 31, 2011	**10,000,000**	**$ 1,000**	**$ 185,103**	**$ 207,628**	**$ 393,731**

The accompanying notes are an integral part of these financial statements.

INDIEVEST SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INDIEVEST, INC.)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash flows used in operating activities	
Net loss from operations	$ (2,596)
Adjustments to reconcile net loss used in operations to net cash used in operating activities	
Non-cash capital contribution	21,649
Changes in operating assets and liabilities	
Commission receivable	(37,450)
Prepaid expenses	(707)
Net cash used in operating activities	(19,104)
Cash flows from financing activities	
Capital contributions	19,050
Net cash from financing activities	19,050
Net decrease in cash	(54)
Cash, beginning of year	6,433
Cash, end of year	**$ 6,379**

Non-cash financing activities

During the year, the Parent company paid $21,649 of operating expenses for the Company, which were recorded as non-cash capital contributions (See Note 3).

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
IndieVest Securities, Inc. (a wholly-owned subsidiary of IndieVest, Inc.) (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company acts in an agency capacity in the funding of entertainment-focused private placement offerings to accredited individuals.

The Company was incorporated in Delaware on July 27, 2005 and conducts business from a single office located in Los Angeles, California.

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all cash and short-term investments with maturities within three months to be cash equivalents.

Accounts Receivable
Receivables are related to revenues not collected by the Company at year-end, and no provision has been made for uncollectible amounts, as all amounts are considered to be fully collectible. No discount is required, as all balances are expected to be collected within one year.

Revenue Recognition
The Company's revenue is generated from commissions on sales of private placement offerings. The Company will defer revenues on any commissions until the minimum investment raised amount, as described in the offering memorandum, has been reached. Revenue is recorded when earned.

Income Taxes
The Company is a member of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to (refundable from) the tax authorities are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
The Company recognizes and measures its uncertain tax positions in accordance with FASB ASC 740, "Income Taxes." Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of uncertain tax positions is adjusted when new information is available, or when an event occurs that requires a change. The Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements as of December 31, 2011. As of December 31, 2011, the open tax years for the Company were 2007 – 2011.

Fair Value Measurements
The carrying amounts of cash, receivables and prepaid expenses approximate their fair value due to the short-term maturities of these instruments.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

ASC 820 establishes a three-level valuation hierarchy of valuation techniques that is based on observable and unobservable inputs. Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. The first two inputs that may be used to measure fair value are considered observable and the last unobservable, and they include the following:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)
At December 31, 2011, the Company has financial assets that consist of cash, which is measured at fair value using quoted prices for identical assets in an active market (Level 1 of the fair value hierarchy).

Recently Adopted Accounting Pronouncement
In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820)" ("ASU 2010-06"). This guidance amends the disclosure requirements related to recurring and nonrecurring fair value measurements and requires new disclosures on the transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a rollforward of activities on purchases, sales, issuance and settlements of the assets and liabilities measured using Level 3 measurements. The guidance is effective for the reporting period beginning April 1, 2010. The Company did not have any transfers of assets or liabilities between Level 1 and Level 2 of the fair value measurement hierarchy.

Recently Issued Accounting Pronouncement
In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"). ASU 2011-04 affects all entities that are required or permitted to measure or disclose the fair value of an asset, a liability or an instrument classified in a reporting entity's equity in the financial statements. ASU 2011-04 changed the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Amendments under ASU 2011-04 will be effective for annual periods beginning after December 15, 2011. The Company's management does not believe the adoption of this guidance will have a material impact on the financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2011, the Company had net capital of $6,379, which was $1,379 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2011.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Parent company (IndieVest, Inc.) provides the Company with the use of facilities and administrative assistance. During 2011, the Company repaid to their Parent company a total of $41,400 for operating expenses that were paid by the Parent on the Company's behalf. In addition, the Parent company contributed $40,699 in additional paid-in capital to the Company, in the form of cash and other expenses paid on its behalf.

NOTE 4 – CONTINGENCIES

The Company is currently undergoing an examination by FINRA in which several findings were noted. The Company is currently addressing these issues and has appropriately responded to FINRA regarding these findings. The examination is ongoing and has not been resolved as of the date on which the financial statements were issued.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 22, 2012, the date on which the financial statements were issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE (FOCUS) REPORT

December 31, 2011

Please see the attached FOCUS report on the following pages.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE AUDIT REPORT
PART IIA

INDIEVEST SECURITIES, INC.

This report is being filed pursuant to:	**1) Rule 17a-5(a)**
This report is being filed:	**2) Quarterly**
This FOCUS II is for the period ending in:	**December**
Period beginning:	**1/1/2011**
Period ending:	**12/31/2011**
Unconsolidated:	**Yes**
Does Respondent carry its own customer accounts?	**No**

ASSETS

	Allowable	Non-allowable	Total
1 Cash	$ 6,379	$ -	$ 6,379
2 Other receivables		367,500	$ 367,500
11 Other assets	-	19,852	19,852
12 TOTAL ASSETS	$ 6,379	$ 387,352	$ 393,731

EQUITY

23 Corporation	
A. Preferred Stock	$ -
B. Common Stock	1,000
C. Additional paid-in capital	185,103
D. Retained earnings	207,628
E. Total	393,731
24 TOTAL OWNERSHIP EQUITY	$ 393,731
25 TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 393,731

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE AUDIT REPORT
PART IIA

STATEMENT OF INCOME (LOSS)		
REVENUE		
1 Commissions		
c. All other securities commissions	$	60,000
9 Total revenue	$	60,000
EXPENSES		
14 Regulatory fees and expenses	$	20,977
15 Other expenses		41,619
16 Total expenses	$	62,596
NET INCOME		
17 Net income (loss) before Federal taxes	$	(2,596)
22 Net income (loss) after Federal income taxes and extraordinary items	$	(2,596)
MONTHLY INCOME		
23 Income (current month only) before provision for Federal income taxes and extraordinary items	$	4,810

EXEMPTIONS UNDER SEC RULE 15C3-3	
25 Exemption from Rule 15c3-1	
B. k(2)(i)-"Special Account for Exclusive Benefit of Customers" maintained	X

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE AUDIT REPORT
PART IIA

COMPUTATION OF NET CAPITAL		
1 Total ownership equity	$	393,731
3 Total ownership equity qualified for Net Capital		393,731
6 Deductions and/or charges		
A. Total non-allowable assets		387,352
10 Net Capital	$	6,379
COMPUTATION OF NET CAPITAL REQUIREMENT		
11 Minimum net capital required (6-2/3% of line 19)	$	-
12 Minimum dollar requirement	$	5,000
13 Net capital requirement (greater of line 11 or 12)	$	5,000
14 Excess net capital (line 10 less 13)	$	1,379
15 Net capital less greater of 10% of line 19 or 120% of line 12	$	379
COMPUTATION OF AGGREGATE INDEBTEDNESS		
16 Total A.I. liabilities from Balance Sheet	$	-
19 Total aggregate indebtedness	$	-
20 Ratio of A.I. to net capital		0%

STATEMENT OF CHANGES IN OWNERSHIP EQUITY		
1 Balance, beginning of period, as restated	$	355,628
A. Net income (loss)		(2,596)
B. Additions, including non-conforming capital		40,699
2 Balance, end of period	$	393,731

INDIEVEST SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF INDIEVEST, INC.)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
December 31, 2011

The Company relies on Section K(2)(i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

INDIEVEST SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INDIEVEST, INC.)
SCHEDULE III
RECONCILIATIONS PURSUANT TO RULE 17A-5
December 31, 2011

The following is a reconciliation of the respondent's computation of net capital calculated on pages 11 to 13.

	Audited Financial Statements	FOCUS X-17A-5 Part IIA	Differences
Total stockholder's equity	$ 393,731	$ 393,731	$ -
Less non-allowable assets			
Commission receivable	(367,500)	(367,500)	-
Prepaid expenses and other assets	(19,852)	(19,852)	-
Net capital	$ 6,379	$ 6,379	$ -
Total aggregate indebtedness	$ -	$ -	$ -
Ratio of aggregate indebtedness to net capital	0.00	0.00	
Minimum net capital required	$ 5,000	$ 5,000	